Lifeway Foods, Inc.
6431 W. Oakton       Morton Grove, IL 60053
    Phone: (847) 967-1010    Fax: (847) 967-6558   E-mail: info@lifeway.net
Web site:  www.lifeway.net  - www.kefir.com – www.starfruitcafe.com

May 23, 2013

Via EDGAR

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549-7010

Re:	Lifeway Foods, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed May 20, 2013
File No. 0-17363

Dear Mr. Schwall:

On behalf of Lifeway Foods, Inc. (“Lifeway” or the “Company”), set forth below are the Company’s responses to your letter of comment dated May 22, 2013.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

1.
We note your discussion on page one of your amended proxy statement concerning the “inadvertent” distribution of preliminary proxy materials on or about May 10, 2013. Please enhance your disclosure to indicate, if true, that this distribution was inconsistent with federal regulatory provisions in the following regards:

●	You distributed proxy cards to shareholders even though shareholders had not received concurrently or previously a definitive proxy statement that had been filed with the Commission; and
●	You did not mark the copies of the preliminary proxy statement as “Preliminary Copies” when you distributed them to shareholders.

Please refer to Rule 14a4(f) and Rule 14a-6(e)(1), respectively.

Also, please confirm to us that you have made appropriate arrangements with your transfer agent, vote tabulator, brokers and other entities collecting proxies and voting instructions so that all voting platforms are disabled until you have filed your definitive proxy statement and have recirculated the revised proxy materials to your shareholders.

H. Roger Schwall
United States Securities and Exchange Commission
May 23, 2013

ANSWER:

The Company’s disclosure will be enhanced to read as follows:

~~On or about May 10, 2013, the Company inadvertently furnished a Notice of Meeting and Proxy Statement (the “Original Proxy Statement”) relating to the Annual Meeting to shareholders. Since that time, the Company has revised the Original Proxy Statement to (i) separate Proposal 2 in the Original Proxy Statement into two separate proposals (Proposal 2 and Proposal 3 in this Proxy Statement)~~On May 8, 2013, the Company informed its service provider that the filing and distribution of  communications to its shareholders relating to the Meeting would be postponed. However, due to a misunderstanding between the Company and the service provider and certain technical constraints of the service provider’s system, on May 10, 2013 certain of our shareholders received instructions to access our Notice of Meeting and related proxy materials (the “May 10 Proxy Materials”). The Company promptly requested that the service provider remove all documents that were posted online and disable the voting mechanism that had been enabled. The technical constraints of the service provider prohibited disabling the voting mechanism but allowed the Company to remove the May 10 Proxy Materials and replace them with a message stating that new replacement proxy materials would be forthcoming and that any votes cast on in connection with the May 10 Proxy Materials would not be counted. The May 10 Proxy Materials had been intended to be distributed as definitive proxy materials upon filing those materials with the SEC. Accordingly, the May 10 Proxy Materials were not labeled as a preliminary copy and the proxy card accompanying the May 10 Proxy Materials was not accompanied by a definitive proxy statement that was previously or concurrently filed with the SEC.

The Company has revised its proxy materials to among other items (i) separate Proposal 2 in the May 10 Proxy Materials into two separate proposals (Proposal 2 and Proposal 3 in this definitive Proxy Statement (the “Proxy Statement”)) to be submitted to the shareholders at the Meeting and (ii) expand disclosure regarding Proposal 2 and Proposal 3. Proposal 1, Proposal 4, Proposal 5 and Proposal 6 as set forth herein, are substantially unchanged from the ~~Original~~ May 10 Proxy ~~Statement~~ Materials.

The proxy card accompanying, and voting instructions in, this ~~Revised~~ Proxy Statement ~~allows~~ provide new unique control numbers which allow you to vote on all six (6) proposals for which the Company is seeking your approval. ACCORDINGLY, VOTES CAST IN CONNECTION WITH THE ~~ORIGINAL~~ MAY 10 PROXY ~~STATEMENT~~MATERIALS WILL NOT BE TABULATED OR COUNTED FOR ANY PURPOSE. IN ORDER FOR YOUR VOTE TO BE COUNTED ON ANY OF THE SIX (6) PROPOSALS FOR WHICH THE COMPANY IS SEEKING YOUR APPROVAL, YOU MUST SUBMIT THE REVISED PROXY CARD ACCOMPANYING THIS ~~REVISED~~ PROXY STATEMENT, OR VOTE AS INSTRUCTED IN THIS PROXY STATEMENT.

H. Roger Schwall
United States Securities and Exchange Commission
May 23, 2013

The Company believes it has made appropriate arrangements with respect to voting platforms, voting tabulation and counting and disclosure to the shareholders relating thereto as set forth in the enhanced disclosure above.

The Company hereby acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely,

/s/ Edward Smolyansky

Edward Smolyansky
Chief Financial and Accounting Officer,
Chief Operating Officer, Secretary and Treasurer